SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13D)

Under the Securities Exchange Act of 1934

Optionable, Inc.

(Name of Issuer)

Common Stock $0.0001 Par Value and Warrant to Purchase Common Stock

(Title of Class of Securities)

684006 10 9

(CUSIP Number)

Christopher K. Bowen, Esq.

General Counsel, Chief Administrative Officer and Secretary

Richard D. Kerschner, Esq.

Senior Vice President—Corporate Governance and Strategic Initiatives

One North End Avenue

World Financial Center

New York, New York 10282-1101

(212) 299-2000

With a copy to:

Howard Chatzinoff and Michael J. Aiello

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

NYMEX Holdings, Inc.; I.R.S. Employer Identification Number: 13-4098266
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	Source of Funds (See Instructions)

WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7. Sole Voting Power

30,558,886 (includes 19,800,000 shares issuable upon exercise of a warrant with an exercise price of $4.30 per share) (a)
8. Shared Voting Power

0
9. Sole Dispositive Power

30,558,886 (includes 19,800,000 shares issuable upon exercise of a warrant with an exercise price of $4.30 per share) (a)
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

30,558,886 (includes 19,800,000 shares issuable upon exercise of a warrant with an exercise price of $4.30 per share) (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

40.0% (including approximately 21% issuable upon exercise of a warrant with an exercise price of $4.30 per share) (b)
14.	Type of Reporting Person (See Instructions)

CO

(a)	Pursuant to the Quarterly Report on Form 10-QSB filed by Optionable, Inc., a Delaware corporation (the “Issuer”), with the Securities and Exchange Commission (the “SEC”) on May 1, 2007, the estimated number of shares of Common Stock to be issued upon exercise of the warrant held by NYMEX Holdings, Inc., a Delaware corporation (“NYMEX”), is 19,800,000. Accordingly, NYMEX is reporting beneficial ownership of 10,758,886 shares of Common Stock purchased on April 10, 2007 (the “Purchased Shares”), aggregated with such estimated number of 19,800,000 shares, to indicate the approximate number of shares of Common Stock beneficially held by NYMEX as of July 3, 2007. The warrant permits NYMEX to purchase a number of shares of Common Stock sufficient to increase NYMEX’s ownership of the Issuer’s Common Stock to an amount not to exceed forty percent (40.0%) of the Issuer’s then outstanding Common Stock on a fully diluted basis, based on the assumption that NYMEX has retained ownership of the Purchased Shares and any shares of Common Stock previously issued to NYMEX upon a partial exercise of the warrant. The warrant is exercisable at any time and from time to time prior to October 10, 2008 at an exercise price per share equal to $4.30 (the “Exercise Price”). The warrant does not contain a cashless exercise feature. The Exercise Price is subject to certain customary adjustments to protect against dilution. At this time, NYMEX has no present intention to exercise the warrant and in connection with the evaluation described in Item 4 below, may dispose of such warrant.
(b)	NYMEX purchased 10,758,886 shares of Common Stock of the Issuer on April 10, 2007, representing 19% of the Issuer’s outstanding shares of Common Stock on a fully diluted basis without giving effect to the warrant. Hence, the total outstanding shares of Common Stock of the Issuer on a fully diluted basis on April 10, 2007 was approximately 56.6 million shares. On May 1, 2007, the Issuer disclosed in its 10-QSB filing for the period ending 3/31/07, that it issued 19,800,000 warrants to NYMEX pursuant to an April 10, 2007 agreement with NYMEX. The 19.8 million shares together with the 10,758,886 shares total 30,558,886 shares, which would represent a 40% ownership of Issuer’s estimated outstanding Common Stock on a fully diluted basis upon exercise of the warrant. Accordingly, the total number of shares of Common Stock outstanding on a fully diluted basis at the time of exercise would be approximately 76,397,215 shares, consisting of approximately 56.6 million shares on a fully diluted basis on April 10, 2007, and 19.8 million shares issued pursuant to the warrant.

Item 1.	Security and Issuer.

The class of equity security to which this Schedule 13D relates is the common stock, $0.0001 par value per share (the “Common Stock”), of Optionable, Inc., a Delaware corporation (the “Issuer”), and the Warrant to purchase a number of shares of Common Stock sufficient to increase NYMEX’s ownership of the Issuer’s Common Stock to an amount not to exceed forty percent (40.0%) of the Issuer’s then outstanding Common Stock on a fully diluted basis (the “Warrant”). The principal executive offices of the Issuer are located at 465 Columbus Avenue, Suite 280, Valhalla, NY 10595.

Item 2.	Identity and Background.

The name of the person filing this Schedule 13D is NYMEX Holdings, Inc., a Delaware corporation (“NYMEX”). NYMEX provides its customers with a variety of means to trade and clear energy and metals futures and options products.

The business address of NYMEX is One North End Avenue, World Financial Center, New York, New York 10282-1101.

The name, citizenship, principal occupation and business address of each executive officer and director of NYMEX are set forth in Schedule I hereto, which is incorporated by reference herein.

During the last five years, none of the persons or entities referred to in this Item 2 (including those persons listed on Schedule I hereto) has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of the funds used to purchase the Common Stock of the Issuer consists of working capital of NYMEX. The aggregate amount of funds required to purchase the Purchased Shares acquired by the NYMEX on April 10, 2007 was $28,941,403.45. The Issuer issued the Warrant to NYMEX on April 10, 2007 in consideration for NYMEX’s agreement following the closing of the transaction (i) to develop a joint marketing plan with the Issuer; (ii) to provide limited space for the Issuer’s brokers on NYMEX’s trading floor; and (iii) to develop a hosting schedule for the Issuer’s OPEX electronic trade matching and brokerage system (“OPEX”) in NYMEX’s data center and provide the Issuer with computer and networking hardware, software, bandwidth and ancillary infrastructure and services reasonably necessary to interconnect OPEX with NYMEX’s ClearPort market gateway to trading and clearing services. NYMEX and the Issuer have not developed a joint marketing plan or hosting schedule.

Item 4.	Purpose of Transaction.

The purpose of the acquisition by NYMEX of the Common Stock and the Warrant of the Issuer was for investment. At the time NYMEX acquired the Common Stock and the Warrant, it entered into certain agreements with the Issuer designed to facilitate potential joint marketing and technology initiatives by NYMEX and the Issuer. In accordance with an Investor Rights Agreement, dated as of April 10, 2007, by and among the Issuer, NYMEX and Mark Nordlicht, Edward O’Connor, through Ridgecrest Capital, Inc., and Kevin Cassidy through Pierpont Capital, Inc. (the “Investor Rights Agreement”), the board of directors of the Issuer was increased in size from four to five, and Benjamin Chesir, a Vice President of NYMEX, was elected to fill the newly-created vacancy.

NYMEX completed its acquisition on April 10, 2007. On April 27, 2007, a major customer of the Issuer reported significant trading losses and on May 8, 2007, announced its decision to suspend its trading relationship with the Issuer. On May 1, 2007, the Chairman of the Issuer stepped down, and the Chief Executive Officer of the Issuer resigned on May 10, 2007. NYMEX is now re-considering its potential joint marketing and technology initiatives with the Issuer as well as its plan to hold the Common Stock and the Warrant solely for investment purposes. At this time, NYMEX has no specific plan or proposal under consideration, but it may consider, among its alternatives, pursuing available legal remedies or disposing of a portion or all of the Common Stock and/or the Warrant of the Issuer.

On May 14, 2007, Benjamin Chesir resigned as a director of Issuer. NYMEX has no current plans to seek to fill the vacancy created by Mr. Chesir’s resignation.

Item 5.	Interest in Securities of the Issuer.

(a) NYMEX beneficially owns an aggregate of 30,558,886 shares of Common Stock, or 40.0% (consisting of 10,758,886 shares of Common Stock that were purchased on April 10, 2007, aggregated with an estimated number of 19,800,000 shares of Common Stock1 which NYMEX has the right to acquire at any time (until expiration of the Warrant on October 10, 2008) to increase its ownership of the Issuer up to 40.0% pursuant to the Warrant at an exercise price of $4.30 per share), of the Issuer. NYMEX has no present intention to exercise the Warrant.

(b) NYMEX has sole power to vote or to direct the vote, and sole power to dispose and to direct the disposition of its Common Stock.

(c) Other than as described in this Schedule 13D, NYMEX has not purchased any of the Issuer’s securities during the past sixty days.

(d) Not applicable.

(e) Not applicable.

[1]

NYMEX purchased 10,758,886 shares of Common Stock of the Issuer on April 10, 2007, representing 19% of the Issuer’s outstanding shares of Common Stock on a fully diluted basis without giving effect to the Warrant. Hence, the total outstanding shares of Common Stock of the Issuer on a fully diluted basis on April 10, 2007 was approximately 56.6 million shares. On May 1, 2007, the Issuer disclosed in its 10-QSB filing for the period ending 3/31/07, that it issued 19,800,000 warrants to NYMEX pursuant to an April 10, 2007 agreement with NYMEX. The 19.8 million shares together with the 10,758,886 shares total 30,558,886 shares, which would represent a 40% ownership of Issuer’s estimated outstanding Common Stock on a fully diluted basis upon exercise of the Warrant. Accordingly, the total number of shares of Common Stock outstanding on a fully diluted basis at the time of exercise would be approximately 76,397,215 shares, consisting of approximately 56.6 million shares on a fully diluted basis on April 10, 2007, and 19.8 million shares issued pursuant to the Warrant.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Investor Rights Agreement provides NYMEX and the other stockholders a party thereto with rights in respect of certain sales of Common Stock by the other stockholders and the Company as well as certain sales of derivatives by the Company. The Investor Rights Agreement also provides for certain corporate governance rights of NYMEX, included those described in Item 4 herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 Investor Rights Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

NYMEX HOLDINGS, INC.

By:	/s/ Richard D. Kerschner
Name:	Richard D. Kerschner
Title:	Senior Vice President – Corporate Governance and Strategic Initiatives

Dated: July 6, 2007

SCHEDULE I

Directors and Executive Officers of NYMEX Holdings, Inc.

The following table sets forth the name and present principal occupation of each of the executive officers and directors of NYMEX Holdings, Inc. Unless otherwise indicated, the current business address of each of these individuals at NYMEX Holdings, Inc. is One North End Avenue, World Financial Center, New York, New York 10282-1101.

Name and Business or Home Address and Citizenship	Position with NYMEX Holdings, Inc. and Present Principal Occupation or Employment
Richard Schaeffer	Director and Chairman of NYMEX Holdings, Inc.

Robert Halper	Director and Vice Chairman of NYMEX Holdings, Inc.

Stephen Ardizzone	Director of NYMEX Holdings, Inc.; President of Zone Energy Group, Inc.

Neil Citrone	Director of NYMEX Holdings, Inc; Managing Director of Pioneer Futures, Inc.

Melvyn Falis	Director of NYMEX Holdings, Inc.; Partner in Gusrae, Kaplan, Bruno & Nusbaum

William Ford	Director of NYMEX Holdings, Inc.; Chief Executive Officer and Managing Director of General Atlantic LLC

A. George Gero	Director of NYMEX Holdings, Inc.; Senior Vice President of RBC Dain Rauscher and Vice President of Global Futures at RBC Capital Markets

Thomas Gordon	Director of NYMEX Holdings, Inc.

Harvey Gralla	Director of NYMEX Holdings, Inc.

William Maxwell	Director of NYMEX Holdings, Inc.; President of ONEOK Energy Services

Daniel Rappaport	Director of NYMEX Holdings, Inc.; Managing Partner of a private investment fund

Frank Siciliano	Director and Treasurer of NYMEX Holdings, Inc.

Robert Steele	Director of NYMEX Holdings, Inc.

Dennis Suskind	Director of NYMEX Holdings, Inc.

James Newsome	Director, President and Chief Executive Officer of NYMEX Holdings, Inc.

Samuel Gaer	Executive Vice President and Chief Information Officer of NYMEX Holdings, Inc.

Christopher Bowen	General Counsel, Chief Administrative Officer and Secretary of NYMEX Holdings, Inc.

Sean Keating	Senior Vice President – Clearing Services of NYMEX Holdings, Inc.

Richard Kerschner	Senior Vice President – Corporate Governance and Strategic Initiatives of NYMEX Holdings, Inc.

Thomas LaSala	Chief Regulatory Officer of NYMEX Holdings, Inc.

Robert Levin	Senior Vice President – Research

William Purpura	Senior Vice President – COMEX Division

Joseph Raia	Senior Vice President – Marketing

Kenneth Shifrin	Chief Financial Officer

Ian Wall	Senior Vice President – Technology